CONSULTING AGREEMENT
(made with effect as of the 1st day of June, 2006.)

BETWEEN:

STARFIELD RESOURCES INC., a corporation

amalgamated under the laws of Alberta

(hereinafter called the "Corporation")

-

and -

QUALIS MANAGEMENT INC., a corporation under the

laws of Ontario

(hereafter called the "Contractor")

-

and -

DAVID R. LEWIS, of the City of Toronto, Ontario

(hereinafter called the "Representative")

WHEREAS the Contractor operates an independent business for its own account;

AND WHEREAS the Representative is a principal and an owner of the Contractor;

AND WHEREAS the Corporation and the Contractor have negotiated and agreed upon terms and conditions upon which the Contractor will make its and the Representative's services available to the Corporation on an independent contractor basis;

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1- TERM

1.1

Term.

This Agreement shall commence and be effective on June 1, 2006 and shall continue indefinitely thereafter unless and until terminated by either the Corpora ion or the Contractor in accordance with this Agreement.

ARTICLE 2 - THE CONTRACTOR'S SERVICES

2.1

Services.

The Corporation agrees to retain the Contractor, and the Contractor agrees to be retained by the Corporation, as a consultant for the purposes of providing such financial and other professional advice as may be requested by the Corporation from time to time for the Corporation's benefit. Such consulting services shall include, without limitation, those services and responsibilities as set out in Schedule "A". The parties agree that, as part of the consulting services, the Representative shall be appointed to the office of Chief Financial Officer of the Corporation, performing such duties as are regularly and customarily performed by a chief financial officer of a corporation. The Contractor may retain additional employees or agents as the Contractor may deem appropriate subject to the approval of the Corporation not to be unreasonably withheld to perform all or part of the consulting services.

2.2

Time and Effort.

The Contractor shall perform the consulting services for up to four (4) days per month, based on a regular eight (8) hour day.

2.3

Location.

Subject to reasonable travel requirements, the Contractor and the Representative shall perform the consulting services from their (or the Corporation's office) in Toronto.

2.4

Non-Disclosure of Confidential Information.

The Contractor and the Representative acknowledge that, in the course of performing and fulfilling the consulting services, they will have access to, and will continue to be entrusted with, confidential information concerning the activities, business operations, customers and clients of the Corporation which information is not generally known in the industry in which the Corporation does business ("Confidential Information") and that the disclosure of any Confidential Information to competitors of the Corporation or to other persons would be highly detrimental to the interests of the Corporation. Confidential Information does not include information which is and/or becomes generally available to the public other than due to a breach of this Agreement. The Contractor and the Representative further acknowledge and agree that the right to maintain confidential such Confidential Information is a proprietary right which the Corporation is entitled to protect. Accordingly, the Contractor and the Representative covenant and agree with the Corporation that: (i) they will not, during the term of this Agreement, disclose any such Confidential Information to any person (other than to an employee or agent of the Contractor who has agreed to maintain confidentiality on the same ba, as the Contractor), nor shall they use the same, except as required in the normal course of p doming the consulting services, and (ii) after the termination or expiration of this Agreement, they will not disclose or make any use of Confidential Information without the consent of the Co poration.

ARTICLE 3 – FEES

3.1

Monthly Retainer/Fees.

For the performance of the consulting services, the Corporation shall pay the Contractor, as a retainer, the sum of CDN$5,000 per month, plus goods and services tax, as applicable. This monthly retainer shall be inclusive of fees for the Contractor (including the Representative) being available to perform or performing the consulting services for up to four (4) days per month, based on a regular eight (8) hour day. The Contractor shall provide regular invoices (with GST registration number) to the Corporation. All amounts owing by the Corporation shall be paid to the Contractor monthly and not later than five (5) business days following the receipt of the applicable invoice.

3.2

Additional Hourly Fee Payments.

Except for travel time, (for which the applicable fees are as set out in the following sentence), the Corporation shall pay the Contractor an additional fee of CDN$200 per hour for the performance of any consulting services in excess of the number of days per month or hours per day as set out in section 3.1 above. The Corporation shall pay the Contractor a fee of CDN$75 per hour for any reasonable time spent travelling at the request of the Corporation, that is, over and above the monthly retainer/fees set out in section 3.1.

3.3

Options.

The Representative shall be granted options to purchase 300,000 common shares of the Corporation at a price no greater than Cdn $0.60, such options to vest and be exercisable immediately upon execution of this Agreement. The Corporation represents and warrants that the grant of such options has been approved by its Board of Directors. All options (including any performance options) will automatically vest on a Change of Control" (as defined in section 4.5), notwithstanding any other terms or conditions in the Corporation's stock option plan. The Representative shall continue to be eligible to participate in any stock option plan created by the Corporation for its officers and directors, provided that any additional option grants to the Representative shall be subject to the approval of the Compensation Committee and the Board of Directors.

3.4

Reimbursement of Expenses.

The Contractor shall be entitled to reimbursement of all reasonable business expenses incurred by it or by the Representative in good faith upon presentation of appropriate invoices, receipts and other requested documentation.

3.5

Disability.

In the event that the Representative becomes partially or totally disc ed during the term of this Agreement for a period of six (6) months or less, this Agreement sh 11 continue and the Contractor shall receive all remuneration, payments and rights includia g, without limiting the generality of the foregoing, all payments and entitlements provided fo under this Agreement, as if the Contractor was regularly and fully performing the consulting ser ices.

3.6

Benefits.

Other than as may be specifically set out in this Agreement, the Contractor is not eligible for any benefits from the Corporation. Notwithstanding the foregoing, when and if implemented and for such period as the Representative is an officer of the Corporation, the Corporation shall permit the Representative to participate in the Corporation's health, dental and disability benefits and insurance coverage in a manner consistent with the benefits coverage generally provided to senior executives of the Corporation.

ARTICLE 4 – TERMINATION

4.1

Termination.

This Agreement and the consulting services (specifically including the appointment of the Representative as Chief Financial Officer) may only be terminated with the approval of the Board of Directors of the Corporation.

4.2

Termination for Cause.

The Corporation may terminate this Agreement and the consulting services for cause by giving written notice to the Contractor of its intention to terminate this Agreement on the date specified in such notice. If the Corporation exercises its rights pursuant to this section 4.2 to terminate this Agreement for cause, the Contractor shall not be entitled to receive any further remuneration or payments of any kind or nature hereunder from and after the effective date of termination of this Agreement other than those obligations which have accrued pursuant to Article 3 to the effective date of termination. For the purposes of this Agreement, "cause" shall mean:

(a)

an act or acts of dishonesty on the part of the Contractor or the Representative resulting or intending to result directly or indirectly in substantial gain or personal enrichment to which either was not legally entitled at the expense of the Corporation; or

(b)

a material breach of the Contractor's duties or responsibilities resulting in material injury to the Corporation or any of its subsidiaries; provided, however, that such breach shall not include: (i) bad judgment or negligence on the part of the Contractor or the Representative, or (ii) any act or omission believed by the Contractor or the Representative in good faith to have been in or not opposed to the interests of the Corporation.

4.3

Termination Without Cause.

The Corporation may terminate this Agreement and the Contractor's consulting services without cause upon 30 days written notice. In the event of any termination by the Corporation without cause (including any failure to abide by the material terms of this Agreement or any constructive dismissal initiated by the Contractor), the following additional provisions shall apply:

(a)

the Corporation shall comply with all obligations which have accrued pursuant to Article 3 to the effective date of termination;

(b)

within ten (10) business days following the effective date of termination, the Corporation shall pay to the Contractor, on a lump sum basis, an amount equal to six (6) month's total fees plus one (1) additional month's total fees for each month or partial month during which the Contractor has provided any consulting services to the Corporation pursuant to this Agreement following the commencement date hereof up to a maximum of eighteen (18) months' total fees, such total fees to be based on the monthly retainer/fees paid or payable to the Contractor pursuant to section 3.1 above plus the average monthly additional fees or bonus payments paid or payable to the Contractor pursuant to section 3.2 above during the twelve (12) months immediately preceding the effective date of termination;

(c)

all unvested stock options shall be automatically accelerated, vested and exercisable; and

(d)

neither the Contractor nor the Representative shall have any obligation to mitigate their damages with respect to any payments Of entitlements pursuant to this Agreement, nor shall any mitigation or other earnings be taken into account in order to reduce amounts payable by the Corporation.

4.4

Termination by the Contractor.

The Contractor may terminate this Agreement by notice in writing specifying the effective date of termination, not to be less than six (6) months after the date of notice. The Corporation may elect to deem any date prior to the date specified in the notice as the effective date of termination in which event the Contractor shall receive payment of all amounts which would have been due during the remainder of the notice period provided by the Contractor, to a maximum of six (6) months. The Contractor shall not be entitled to receive any further remuneration or payments of any kind or nature from and after the effective date of termination, unless the parties agree otherwise.

4.5

Change of Control.

If the Contractor ceases to be engaged by the Corporation for any reason (including any voluntary termination by the Contractor pursuant to section 4.4 above) within six (6) months following the completion of a "Change of Control" (as defined below), the Contractor shall be deemed to have been terminated without cause under this Agreement and, for greater certainty, the Contractor and the Representative shall receive all payments and entitlements as set out in section 4.3 above.

For the purposes of this Agreement, "Change of Control" means any of the following events or circumstances:

(a)

if any person (which for all purposes hereof, shall include, without limitation, an individual, sole proprietorship, partnership, association, syndicate, organization,

trust, body corporate, and any trustee, executor, administrator, or other legal representative), or any group of two or more persons acting jointly or in concert (whether by means of a shareholder agreement or otherwise), or any person associated or affiliated with any such person or group within the meaning of the Ontario Business Corporations Act, becomes the beneficial owner, directly or indirectly, of: (i) more than fifty percent (50%) of the voting securities of the Corporation (voting securities being securities carrying the right to vote for the Board), (ii) more than fifty percent (50%) of the securities of the Corporation convertible into or exchangeable for voting securities of the Corporation, or (iii) any combination of voting securities and convertible securities representing more than fifty percent (50%) of the combined total number of voting securities and convertible securities of the Corporation, or, in the case of each of (i), (ii) or (iii) herein, of any successor to the Corporation in any manner whatsoever, including, without limitation, as a result of take-over bid, reorganization of capital, conversion, share exchange, arrangement, merger, amalgamation, or other combination of the Corporation with any other entity;

(b)

the approval by the shareholders of the Corporation of: (i) a plan of liquidation of the Corporation, (ii) an agreement providing for the merger or consolidation of the Corporation other than a merger or consolidation in which (A) the holders of the voting securities of the Corporation immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the voting securities of the continuing or surviving corporation immediately after such consolidation or merger or (B) the Board immediately prior to the merger or consolidation would, immediately after the merger or consolidation, constitute a majority of the board of directors of the continuing or surviving corporation, or (iii) an agreement or agreements providing for the sale or other disposition (in one transaction or a series of transactions) of all or substantially all of the assets of the Corporation;

(c)

other than the termination of the Corporation's current Chief Executive Officer, any termination by the Corporation, for cause or otherwise, or other cessation of employment of the Corporation's, President & Chief Executive Officer ;

(d)

any change in the composition of the Board occurring at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders' resolution, such that members of the Board prior to such meeting or resolution no longer constitute a majority of the Board, without the Board as constituted immediately prior to such meeting or shareholders' resolution having approved such change; or

(e)

the adoption by the Board of a resolution to the effect that a Change of Control has occurred.

4.6

Resignation.

If the Representative is a director or officer at the relevant time, the Representative agrees that upon termination of this Agreement, pursuant to this Article 4, he will tender his resignation from any position he may hold as an officer or director of the Corporation or any of its affiliates, unless otherwise agreed to by the Board and the Representative.

ARTICLE 5 - INDEPENDENT CONTRACTOR

5.1

Independent Contractor.

(a)

The parties acknowledge and agree that, in performing the consulting services, the Contractor and the Representative are not employees or partners of the Corporation, but rather, the Contractor is performing the consulting services for the Corporation as an independent contractor and the Representative is employed and/or engaged solely by the Contractor. Therefore, the Contractor and the Representative acknowledge and agree that the Corporation shall not be required to make any deductions or contributions (including employment insurance, Canada Pension Plan, workers' compensation, employer health tax or similar levies) in respect of the engagement described in this Agreement; rather, the Contractor and the Representative shall be responsible to report to the proper authorities and pay all taxes, employment insurance contributions, Canada Pension Plan contributions, employer health tax, workers' compensation premiums, goods and services tax, or any other levies or taxes for which the Contractor and/or the Representative may be liable at law in respect of any payments to them from the Corporation or with respect to the services.

(b)

In the event that the Contractor or the Representative are determined by any court or governmental authority to be employees of the Corporation, then this Agreement shall continue to apply and bind the parties and all amounts and other entitlements set out in this Agreement (specifically including those in section 4.3 above) shall continue to be payable and owing to the Contractor and/or the Representative, but subject to such withholdings and deductions as may be required by law.

ARTICLE 6 – MISCELLANEOUS

6.1

Binding Agreement.

This Agreement shall be binding on the parties hereto and their successors in interest and permitted assigns.

6.2

Notices.

Any notice or other communication required or permitted to be given or made hereunder shall be in writing and shall be sufficiently given or made if:

(a)

enclosed in a sealed envelope and delivered in person or by courier to the party hereto to whom it is addressed (or, in the case of the Corporation, to the receptionist or other responsible employee) at the relevant address set forth below; or

(b)

telexed, telegraphed, telecopied or sent by other means of recorded electronic communication:

if to the Corporation, addressed to:

Suite 420 – 625 Howe Street

Vancouver, BC

V6C 2T6

Attention:

Mr. Glen Indra, President & CEO

Tel:

604.608.0400

Fax:

604,608.0344

With a copy to:

Fasken Martineau DuMoulin LLP

Suite 2100, 1075 Georgia Street West

Vancouver, BC

V6E 3G2

if to the Contractor or to the Representative, addressed to:

3 Sherbourne ST N

Toronto, ON, M4W 2S9

Attention:

David R. Lewis

with a copy to:

Goodmans

Attention:

Mr. Joe Conforti

Tel:

416.597.4177

Fax:

416.979.1234

Any notice or other communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery, if delivered in person or by courier, and on the day of sending, if sent by telex, telegraph, telecopy or other means of recorded electronic communication (provided such delivery or sending is during normal business hours on a business day and, if not, then on the first business day thereafter). Any party hereto may change his or its address for notice by notice to the other party hereto given in the manner aforesaid.

6.3

Modification and Waivers.

No provision of this Agreement may be modified or amended unless such modification or amendment is agreed to in writing and signed by the Corporation, the Contractor, and the Representative. No waiver by either party hereto of any breach by the party hereto of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the time or any prior or subsequent time, No agreements or representations, oral or otherwise, express or implied, with respect to the engagement of the Contractor or the Representative by the Corporation have been made by any party which are not set forth expressly in this Agreement.

6.4

Entire Agreement.

This Agreement contains all the terms and conditions of the Contractor's or the Representative's engagement with the Corporation and supersedes all prior agreements and understandings.

6.5

Law Governing.

This Agreement shall be subject to and governed by the laws of the Province of Ontario. The parties agree that they can only enforce this Agreement in the Courts of the Province of Ontario or the Courts of the location of the Corporation's head office.

6.6

Severability.

The invalidity, illegality or unenforceability of any provision hereof shall not in any way affect or impair the validity, legality or enforceability of the remaining provisions hereof.

6.7

No Set-Off.

The Corporation's obligations to make the payments and provide the entitlements as set out in this Agreement or otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, defence, or any other claim, right or action which the Corporation may have or allege to have against either the Contractor or the Representative.

6.8

Headings.

The headings contained herein are for reference purposes only and shall not in any way affect the construction or interpretation of this Agreement.

6.9

Independent Advice.

The parties confirm having had the opportunity to obtain independent legal advice regarding this Agreement and that they are signing this Agreement freely and voluntarily and with full understanding of its contents.

6.10

Successors.

This Agreement and all rights of the Contractor and the Representativ hereunder shall enure to the benefit of and be enforceable by the Contractor and the Representa we and its or his personal or legal representatives, heirs, executors, administrators and successor and shall enure to the benefit of and be binding upon the Corporation, its successors and assigns.

SCHEDULE "A"

CONSULTING SERVICES

TITLE:

Chief Financial Officer

REPORTS TO:

President & CEO

MANAGES:

Accountant and Controller

KEY ROLES

·

Acts as trusted advisor to President Et CEO and other executive managers

·

Assists President a CEO and Board in updating strategic plan, annual budget, and in their respective implementation

·

Acts as key liaison with various regulatory bodies (TSX, OSC, etc), auditors, and lawyers

·

Operates as a key member of senior management

·

Oversees financial planning/accounting controls and reporting, as well as corporate-level reporting

·

Acts as lead financial advisor on M&A transactions, joint ventures, financings, etc. working with outside investors and the President & CEO

MAJOR RESPONSIBILITIES:

1) Strategic/Financial Planning

•

As part of Senior Management Committee, plays a key role in formulating, updating, and implementing the Company's strategic plan and financial model

·

In conjunction with outside advisors, develops short/medium/long-term fiscal requirements and implements funding strategy to raise capital and/or maintain/draw-down funds

·

Helps negotiate strategic alliances

·

Directs the modeling of current and potential business issues; analyses financial impact on future decision making

·

Creates and delivers presentations with President & CEO to the Board of Directors and potential corporate investors, venture capitalists, and strategic partners

2) Investor Relations

·

Delivers presentations with President Et CEO to potential investors/ventu capitalists;

·

Co-ordinates all investor communications and on-going dialogue with m jor strategic partners

3) Corporate Compliance and Administration

·

Develops and maintains complete corporate compliance materials and systems

·

Negotiates DEtO and other insurance, filing services, premises contracts, etc

4) Mergers and Acquisitions/Corporate Development

·

Assists in evaluation of MICA transactions and other new business opportunities with Board, management, and outside advisors

·

Assists in performing related due diligence processes

·

Assists in negotiation of major contracts

·

Acts as Project Manager on special projects

5) Banking/Treasury/Corporate Finance

·

Updates monthly and annual cash flow forecasts against cash model

·

Develops recommended plan for public/private issuance of debt/stock; Liaises with outside investors/lawyers/accountants, etc

·

Manages the Company's public/private placement process, implements actual Offering when appropriate

·

Co-ordinates banking negotiations and any acquisitions financing;

·

Completes and files all Governmental Reports (REtD grants, annual returns, etc)

·

Advises Board on and maintains employee stock option plan

·

Prepares OSC/TSX/SEC required reports as a fully reporting company

·

Builds financial projections including Company cash flow forecasts

6) Accounting/Financial Control/Operational Review

·

Oversees set-up and operation of financial controls and systems to provide appropriate monthly, quarterly, and annual reporting

·

Liaises with auditors on quarterly and annual statements, MDEtA reports, and special issues

·

Ensures timely and accurate reporting of all regional/divisional activities

·

Analyses operating and financial results with divisional executives and summarizes results for senior management

·

Reviews emerging financial information needs of the business and ensures effective integration of overall MIS and financial MIS

·

Assesses Company accounting and operational systems/policies to safeguard assets and ensure accurate and timely financial information

·

Designs and produces upgraded internal management reports for the Board of Directors, managers, financial institutions and regulatory requirements focusing o the inclusion of all key business and financial metrics

·

Manages the Company's Finance/Accounting functions and related staff

·

Articulates Company posture to and obtains support from line managers for Company financial objectives including earnings management, budget preparation and adherence, and financial projections

7) Taxation

·

Co-ordinates tax planning

·

Ensures tax compliance filings in all domestic and international r nsactions